February 22, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Steve Lo, Raj Rajan, John Coleman, Liz Packebusch and Timothy S. Levenberg

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 18, 2022, regarding
JR Resources Corp.
Amendment No. 4 to Draft Registration Statement on Form S-4
Filed February 15, 2022
File No. 333-262449

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the February 18, 2022 letter regarding the above-referenced Amendment No. 4 to the Draft Registration Statement on Form S-4, filed as Amendment No. 1 to Form S-4, of JR Resources Corp. (the “Company”, “we,” “our,” or “us”) filed on February 15, 2022. For your convenience, the Staff’s comments are included below, and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 5 to the Draft Registration Statement on Form S-4, filed as Amendment No. 2 to Form S-4 (the “Amendment”), responding to the Staff’s comments and including certain other revisions and updates.

Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Our responses are as follows:

Amendment No. 4 to Registration Statement on Form S-4 filed February 15, 2022

Unaudited Pro Forma Condensed Consolidated Combined Financial Information

Unaudited Pro Forma Balance Sheet as at December 31, 2021, page 79

Staff Comment No. 1.

Equity attributable to stockholders of $53,142,597 disclosed here under the column JR Resources Corp. is not consistent with such disclosure of $55,843,107 presented in the historical interim balance sheet on page F-4. Please revise to include consistent disclosures. Accordingly, please revise pro forma adjustments and pro forma disclosures as appropriate..

February 22, 2022

Company’s Response:

In response to the Staff’s comment, we have revised the pro forma adjustments and pro forma disclosures as appropriate.

Financial Statements

Dakota Territory Resources Corp.

Notes to the Condensed Consolidated Interim Financial Statements December 31, 2021, and 2020

Note 1-Summary of Accounting Policies

Merger Agreement, page F-47

Staff Comment No. 2.

Your disclosure indicates that your Form S-4 went effective on February 1, 2022. Please eliminate this disclosure in your next amendment as the Form S-4 has not been declared effective.

Company’s Response:

In response to the Staff’s comment, we have removed this disclosure.

* * * * *

February 22, 2022

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (604) 365-1097, or Richard Raymer or Nicole Strydom of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or (612) 492-6214, respectively.

Sincerely, JR Resources Corp.

/s/ Jonathan Awde

Jonathan Awde Chief Executive Officer

cc:	Richard Raymer, Dorsey & Whitney LLP
Nicole Strydom, Dorsey & Whitney LLP